EXHIBIT FS-8

SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION OF AMEREN, CILCORP AND AES MEDINA VALLEY COGEN (NO. 4) L.L.C.

We are providing the following summary unaudited pro forma combined condensed financial information to give you a better picture of what the results of operations and the financial position of the combined businesses of Ameren, CILCORP and AES Medina Valley Cogen (No.4) L.L.C. might have looked like had the Transaction and acquisition of Medina Valley occurred on January 1, 2001 for statement of operations purposes and September 30, 2002 for balance sheet purposes. Medina Valley began start-up operations in June 2001 and began commercial operations in September 2001. This information is provided for illustrative purposes only and is not necessarily indicative of what the results of operations or financial position of Ameren would have been if the acquisition of CILCORP and Medina Valley actually occurred on the dates assumed. In addition, this information is not necessarily indicative of what Ameren's future consolidated operating results or consolidated financial position will be.

      SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
                      (In millions, except per share data)

                                                    FOR THE NINE                FOR THE YEAR
                                                    MONTHS ENDED                    ENDED
                                                 SEPTEMBER 30, 2002         DECEMBER 31, 2001 (a)
                                                 ------------------         ---------------------
Operating Revenues                               $            3,897         $            5,298
Net Income from Continuing Operations                           444                        511

Earnings per Share:
       Basic                                                   2.84                       3.39
       Diluted                                                 2.83                       3.38

Weighted Average Common Shares Outstanding                      157                        151


                                                 SEPTEMBER 30, 2002
                                                 ------------------

Working Capital                                  $              153
Property and Plant, net                                       9,859
Total Assets                                                 13,046

Long-term Debt                                                4,376
Total Debt                                                    4,665

Shareowners' Equity (both common and preferred)               4,502
Equity per Share (at period end)                              28.32

(a) Includes Medina Valley's results of operations for the five months ended December 31, 2001.

UNAUDITED PRO FORMA COMBINED CONDENSED
FINANCIAL STATEMENTS

The following unaudited pro forma combined condensed financial statements have been prepared to give effect to the proposed acquisition by Ameren of CILCORP and AES Medina Valley Cogen (No. 4), L.L.C. using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined condensed financial statements. These pro forma statements were prepared as if the Transaction had been completed as of January 1, 2001 for statement of income purposes and September 30, 2002 for balance sheet purposes. The pro forma statements of income were prepared as if the acquisition of Medina Valley had been completed in June 2001, when Medina Valley began start-up operations.

The unaudited pro forma combined condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the Transaction and acquisition of Medina Valley occurred, nor is it necessarily indicative of the future financial position or results of operations. The pro forma combined condensed financial statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and liabilities of CILCORP and Medina Valley. The pro forma adjustments do not reflect any estimates of cost savings or other efficiencies that may be achieved from the integration of Ameren, CILCORP and Medina Valley. The final allocation of the purchase price will be determined after the completion of the Transaction and acquisition of Medina Valley and will be based upon actual tangible and intangible assets acquired as well as liabilities assumed related to the acquisitions. Because the unaudited pro forma combined condensed financial statements are based upon preliminary estimates, the accompanying pro forma adjustments may differ materially based upon the final purchase price allocation.

These unaudited pro forma combined condensed financial statements are based upon the respective historical consolidated financial statements of Ameren, CILCORP and Medina Valley and should be read in conjunction with the historical consolidated financial statements of Ameren and CILCORP and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the reports and other information Ameren and CILCORP have on file with the Securities and Exchange Commission (SEC).

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
AMEREN CORPORATION, CILCORP INC. AND AES MEDINA VALLEY (NO. 4) L.L.C. (IN MILLIONS)


                                                                        SEPTEMBER 30, 2002
                                        ----------------------------------------------------------------------------------------
                                                       HISTORICAL                                   PRO FORMA
                                        --------------------------------------     ---------------------------------------------
                                                                     MEDINA         FINANCING          OTHER
                                         AMEREN        CILCORP       VALLEY        ADJUSTMENTS      ADJUSTMENTS        COMBINED
                                        --------------------------------------     ---------------------------------------------
Property and Plant, net                 $   8,689     $     901     $       60     $      -         $    209 (b)      $    9,859
Goodwill & Intangible Assets, net               -           579              -            -               35 (c)             614
Investments & Other Assets                    353           152              -            -                -                 505
Other                                         712            28              4            -                -                 744

Current Assets                              1,460           218              5          220(a)          (579)(a)(g)        1,324
                                        --------------------------------------------------------------------          ----------

   TOTAL ASSETS                         $  11,214     $   1,878     $       69     $    220         $   (335)         $   13,046
                                        ====================================================================          ==========


Common Stockholders' Equity                 4,047           550             21          220(a)          (571)(d)           4,267
Preferred Stock                               194            41             -             -               -                  235
Long-term Debt                              3,484           791             35                            66 (e)           4,376
                                        --------------------------------------------------------------------          ----------
  Total Capitalization                      7,725         1,382             56          220              505)              8,878
Current Maturity of Long-term Debt            255            27              1            -                -                 283
Short-term Debt                                 6             -              -            -                -                   6
Other Current Liabilities                     769           114              6            -               (7)(g)             882
Deferred Credits & Other Liabilities        2,459           355              6            -              177 (f)           2,997
                                        --------------------------------------------------------------------          ----------

     TOTAL CAPITAL AND LIABILITIES        $  11,214     $   1,878     $       69     $    220         $   (335)         $   13,046
                                          ====================================================================          ==========



See accompanying notes.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
AMEREN CORPORATION, CILCORP INC. AND AES MEDINA VALLEY (NO. 4) L.L.C. (IN MILLIONS, EXCEPT PER SHARE DATA)


                                                                      NINE MONTHS ENDED SEPTEMBER 30, 2002
                                            -------------------------------------------------------------------------------------
                                                           HISTORICAL                                   PRO FORMA
                                            --------------------------------------     ------------------------------------------
                                                                         MEDINA
                                             AMEREN        CILCORP       VALLEY        ADJUSTMENTS                     COMBINED
                                            --------------------------------------     ------------------------------------------
OPERATING REVENUES                          $   3,338     $     579     $    20        $    (40)(a)          $    3,897

OPERATING EXPENSES:
        Operations and maintenance              1,939           401          14             (44)(a)(c)            2,310
        Depreciation and amortization             321            54           2               9 (d)(e)              386
        Income taxes                              265            14           -               - (g)                 279
        Other taxes                               211            31           -               -                     242

OPERATING INCOME                                  602            79           4              (5)                    680
                                            -----------------------------------        --------              ----------

OTHER INCOME AND (DEDUCTIONS)                     (21)            1           -               -                     (20)
INTEREST CHARGES AND PREFERRED DIVIDENDS          167            51           2              (4)(f)                 216

                                            -----------------------------------        --------              ----------
NET INCOME FROM CONTINUING OPERATIONS       $     414     $      29     $     2        $     (1)             $      444
                                            ===================================        ========              ==========

EARNINGS PER SHARE:
        Basic                               $    2.88                                           (h)          $     2.84
        Diluted                             $    2.87                                           (h)          $     2.83

WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING:
        Basic                                     144                                        13 (h)                 157
        Diluted                                   144                                        13 (h)                 157



See accompanying notes.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
AMEREN CORPORATION, CILCORP INC. AND AES MEDINA VALLEY (NO. 4) L.L.C. (IN MILLIONS, EXCEPT PER SHARE DATA)


                                                           HISTORICAL
                                            ------------------------------------------
                                              AMEREN       CILCORP       MEDINA VALLEY
                                            YEAR ENDED    YEAR ENDED     SEVEN MONTHS                           PRO FORMA
                                             DECEMBER      DECEMBER     ENDED DECEMBER         ----------------------------------
                                             31, 2001      31, 2001        31, 2001            ADJUSTMENTS             COMBINED
                                            ------------------------------------------         ----------------------------------
OPERATING REVENUES                          $   4,506     $     815     $       11             $ (34)      (a)         $    5,298

OPERATING EXPENSES:
       Operations and maintenance               2,874           564              9                     (39)(a)(c)           3,408
       Depreciation and amortization              406            86              1                      (2)(b)(d)(e)          491
       Income taxes                               300            24              -                       5 (g)                329
       Other taxes                                261            40              -                       -                    301

                                            -------------------------------------------------------------------------------------
OPERATING INCOME                                  665           101              1                       2                    769

OTHER INCOME AND (DEDUCTIONS)                      13            (1)             -                       -                     12
INTEREST CHARGES AND PREFERRED DIVIDENDS          203            72              -                      (5)(f)                270

                                            --------------------------------------------------------------             ----------
NET INCOME FROM CONTINUING OPERATIONS       $     475     $      28     $        1             $         7             $      511
                                            ==============================================================             ==========

EARNINGS PER SHARE:
       Basic                                $    3.46                                                      (h)         $     3.39
       Diluted                              $    3.45                                                      (h)         $     3.38

WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING:
       Basic                                      137                                                   14 (h)                151
       Diluted                                    138                                                   14 (h)                152



See accompanying notes.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS


NOTE 1 - BASIS OF PRESENTATION

     On April 28, 2002, Ameren entered into an agreement with The AES Corporation to purchase all of the outstanding stock of CILCORP Inc., a wholly-owned subsidiary of The AES Corporation. CILCORP is the parent company of Peoria-based Central Illinois Light Company, which operates as CILCO. We also agreed to acquire AES Medina Valley Cogen (No. 4), L.L.C., another wholly-owned subsidiary of The AES Corporation, which indirectly owns a 40 megawatt, gas-fired electric generation plant. The total purchase price is approximately $1.4 billion, subject to adjustment for changes in CILCORP's working capital, and includes the assumption of CILCORP and AES Medina Valley debt at closing, estimated to be approximately $900 million, with the balance of the purchase price in cash. The pro forma combined condensed financial statements assume the cash component of the purchase price will be financed through prior and future issuances of new common equity by Ameren and available cash.

     The purchase will include CILCORP's regulated natural gas and electric businesses in Illinois serving approximately 205,000 and 200,000 customers, respectively, of which approximately 150,000 are combination electric and gas customers. In addition, the purchase includes approximately 1,200 megawatts of largely coal-fired generating capacity most of which is expected to be nonregulated in 2003.

     Upon completion of the acquisition, expected by March 2003, CILCO will become an indirect Ameren subsidiary, but will remain a separate utility company, operating as AmerenCILCO. The transaction is subject to the approval of the Illinois Commerce Commission, the Securities and Exchange Commission under the Public Utilities Holding Company Act, the Federal Energy Regulatory Commission, the expiration of the waiting period under the Hart-Scott-Rodino Act and other customary closing conditions.

     The purchase price allocation utilized for purposes of the unaudited pro forma combined condensed financial statements is preliminary. The final determination of the allocation of purchase price will be determined based on the fair value of assets acquired and the fair value of liabilities assumed as of the date that the acquisition is consummated. The purchase price allocation will remain preliminary until Ameren is able to (a) complete a third party valuation of acquired property and plant and intangible assets, (b) conduct a detailed review of the value of deferred tax assets and liabilities of CILCORP, and (c) evaluate the fair value of other assets and liabilities acquired. Because the unaudited pro forma combined condensed financial statements are based upon preliminary estimates, the pro forma adjustments may differ materially based upon the final purchase price allocation.


NOTE 2 - PRO FORMA ADJUSTMENTS

Balance Sheet

     The following adjustments reflected in the unaudited pro forma combined conden sed balance sheet at September 30, 2002 reflect the estimated impact of events that are directly attributable to the acquisition by Ameren of CILCORP and Medina Valley.

     (a) To record the net proceeds ($220 million) of an anticipated equity offering of 5.5 million common shares by Ameren to partially fund the cash purchase price for the CILCORP acquisition to be paid to The AES Corporation of approximately $540 million. In September 2002, Ameren issued 8.1 million common shares that generated net proceeds of $327 million after underwriters' fees to fund a portion of the cash purchase price.

     (b) To adjust CILCORP and Medina Valley's property and plant ($209 million) to the estimated fair value based on a preliminary valuation report from an independent third party appraisal firm.

     (c) To eliminate CILCORP's historical goodwill and intangible assets of $579 million and to record goodwill arising from the transaction of $527 million and specifically-identifiable intangible assets of $87 million. Goodwill was determined as follows:

          Cash purchase price, including transaction and related costs..$   572
          Debt assumption, including current maturities.................    920
          Other liabilities assumed.....................................    651
          Preferred stock assumed.......................................     41
          Tangible assets acquired...................................... (1,570)
          Specifically-identifiable intangible assets acquired..........    (87)
                                                                        --------
          Allocation to goodwill........................................$   527
                                                                        ========

          Specifically-identifiable intangible assets are comprised of emission credits ($47 million), trade names ($15 million), and customer contracts ($25 million). The estimated fair value of these assets have been based on a preliminary valuation report from an independent third party appraisal firm. Emission credits will be amortized as fuel is burned. Customer contracts have an estimated life between 10 and 20 years. Trade names have indefinite lives.

     (d) To eliminate CILCORP and Medina Valley's historical common stock, retained earnings, treasury stock, and accumulated comprehensive income.

     (e) To adjust CILCORP's 8.7% notes due 2009 and 9.375% notes due 2029 to the estimated fair value based on current market conditions for notes of similar maturity and Ameren's credit profile.

     (f) To accrue additional liability for CILCORP's pension plan ($80 million) to reflect the fair value of liabilities at September 30, 2002 and to conform CILCORP's actuarial assumptions to Ameren's actuarial assumptions. To record deferred taxes attributable to the tax effect of pro forma adjustments ($83 million) and to adjust certain of CILCORP's coal supply contracts with greater than market prices to estimated fair market value ($14 million).

     (g) To eliminate $7 million in accounts receivable and accounts payable related to electricity, natural gas, steam, chilled water sales and other agreements between Ameren, CILCORP and Medina Valley and to reflect the estimated cash paid for transaction and related costs of approximately $32 million.

Statements of Income

     The following adjustments are reflected in the pro forma combined condensed statements of income to reflect the estimated impact of the Transaction and the acquisition of Medina Valley on the historical combined results of Ameren, CILCORP and Medina Valley for the nine months ended September 30, 2002 and on the historical combined results of Ameren and CILCORP for the year ended December 31, 2001 and Medina Valley for the seven months ended December 31, 2001. Medina Valley began start-up operations in June 2001 and began commercial operations in September 2001. The income tax effect of certain pro forma adjustments was calculated using an estimated 40% effective tax rate.

     (a) To eliminate the effects of electricity, natural gas, steam, chilled water sales and other agreements between Ameren, CILCORP and Medina Valley (September 30, 2002 - $40 million; December 31, 2001 - $34 million).

     (b) To remove amortization of historical goodwill previously reported by CILCORP (December 31, 2001 - $15 million).

     (c) To record a credit to expense to amortize the fair value adjustment of $14 million for CILCORP coal contracts that have prices in excess of the estimated fair market value, excluding Ameren synergies, based on a three year life and required minimum quantities (September 30, 2002
          - $4 million; December 31, 2001 - $5 million).

     (d) To increase depreciation for the effect of the fair value adjustment of $209 million of CILCORP's property and plant based on an estimated 25 year life (September 30, 2002 - $6 million; December 31, 2001 - $8 million).

     (e) To amortize the fair value adjustment of $47 million for emission credits as fuel is burned (September 30, 2002 - $2 million; December 31, 2001 - $3 million) and estimated definite-lived customer contracts of $25 million, utilizing estimated useful lives between 10 and 20 years (September 30, 2002 - $1 million; December 31, 2001 - $2 million).

     (f) To record an interest expense credit related to the amortization of the $66 million fair market value adjustment to CILCORP's debt based on the average remaining life of the debt.

     (g) To reflect the tax effect of the pro forma adjustments at the combined estimated federal and state statutory rate of 40%.

     (h) Pro forma basic and diluted earnings per common share are computed by dividing the pro forma net income attributable to common stockholders by Ameren's weighted-average number of common shares outstanding, plus shares issued or expected to be issued to complete the financing of the cash portion of the purchase.


NOTE 3 - CILCORP NON-RECURRING ITEMS

     During 2001, CILCORP settled preacquisition contingencies related to a fuel adjustment clause refund and an out-of-market long-term coal supply contract resulting in charges against net liabilities established at the time of CILCORP's acquisition by The AES Corporation in 1999. The settlement of these contingencies resulted in the reversal of an accrued liability and a credit to operations of approximately $23 million, net of taxes, which is reflected in CILCORP's income statement for the year ended December 31, 2001. As of December 31, 2001, all significant preacquisition contingencies related to CILCORP's acquisition by The AES Corporation were resolved.

     Ameren expects to recognize synergies related to the Transaction and acquisition of Medina Valley associated with coal supply management, enhancement of generation assets, elimination of duplicate corporate and administrative services, and other staffing efficiencies. The expected benefits of these synergies, the most significant of which are related to coal supply management, are not included in the pro forma combined condensed financial statements. Coal costs averaged $41 per ton, including transportation, for CILCORP in 2001. Even with the renegotiation of certain coal supply agreements, we believe CILCORP's coal costs under existing contracts, including transportation, will average approximately $34 per ton for 2002. Ameren's coal costs, including transportation, averaged approximately $19 per ton in 2001, and coal for its Illinois operations averaged approximately $23 per ton. Each $1 per ton savings would reduce CILCORP's coal costs by approximately $3 million.